FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR FISCAL YEAR ENDED DECEMBER 31, 2002
COMMISSION FILE NUMBER

ACS SAVINGS PLAN

(Full Title of the Plan)

AFFILIATED COMPUTER SERVICES, INC.

(Name of Issuer)

2828 North Haskell Avenue
Dallas, Texas 75201
(Principal Executive Office)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75201
(214) 841-6144

REQUIRED INFORMATION
INDEX TO EXHIBITS
SIGNATURE
Ex-23 Consent of SalmonBeach & Associates PLLC

REQUIRED INFORMATION

          The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of SalmonBeach & Associates PLLC

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	/s/ Lora Villarreal
Name:	Lora Villarreal
Title:	Administrative Committee Member

Date:	June 25, 2003

ACS SAVINGS PLAN

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

ACS SAVINGS PLAN

DECEMBER 31, 2002

Independent Auditors’ Report	1
Statements of Net Assets Available for Benefits December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits-For the Year Ended December 31, 2002	4
Notes to Financial Statements	5
Supplemental Schedules	16

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Committee of
ACS Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of ACS Savings Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 16 and 17 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ACS Savings Plan
Page two

The supplemental schedules are the responsibility of the Plan’s management. They have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SalmonBeach & Associates PLLC

Dallas, Texas
May 12, 2003

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Cash
Fidelity interest bearing account	$61,984,206	$31,302,915
Noninterest bearing accounts	66,251	—
Funds held in Connecticut General Life Insurance
Guaranteed Income Fund	—	678
Participant Directed Investments
Pooled separate accounts held by Connecticut General Life Insurance at fair value	—	3,452
Pooled separate accounts held by Fidelity at fair value	115,276,185	84,058,206
Common stock in BrokerageLink	63,546	—
ACS Stock Fund	28,419,259	18,111,973
Nonemployee corporate stock	7,098,910	2,490,635
Participant loans	7,326,566	3,881,410

	220,234,923	139,849,269

Accounts receivable
Employer	5,718,457	279,304
Participants	722,965	631,589
Other	2,406,973	7,492

	8,848,395	918,385

TOTAL ASSETS	229,083,318	140,767,654

LIABILITIES
Benefit claims payable	—	58,051
Operating payables	145,018	81,407

	145,018	139,458

NET ASSETS AVAILABLE FOR BENEFITS	$228,938,300	$140,628,196

The accompanying notes are an integral part of these financial statements.

     ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Additions
Contributions
Participants	$28,759,241
Employer	20,315,950
Rollover from other plans	26,137,141

Total contributions	75,212,332

Earnings on investments
Net realized/unrealized depreciation on investments	(18,822,318)
Interest/dividends	1,019,616

Total earnings on investments	(17,802,702)

Total Additions	57,409,630

Deductions
Benefits paid to participants	15,103,696
Plan expenses	301,158

Total Deductions	15,404,854

Increase in net assets before net transfers to the plan	42,004,776
Net transfers to this plan	46,305,328

Increase in net assets	88,310,104
Net assets available for benefits
Beginning of period	140,628,196

End of period	$228,938,300

The accompanying notes are an integral part of these financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1. Plan Description

The following description of the ACS Savings Plan (Plan) provides only general information. Affiliated Computer Services, Inc. (Company) is the sponsor and administrator of the Plan. Fidelity Management Trust Company is the Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established January 1, 1989, upon conversion of an existing employee contribution savings plan.

The Plan, as amended and restated as of July 1, 2001, was renamed ACS Savings Plan to merge the assets of ACS Business Process Solutions Savings Plan, ACS Enterprise Solutions, Inc. (which includes participants from The Pace Group, Inc. 401(k) Profit Sharing Plan and Tyler Technologies, Inc. 401(k) Profit Sharing Plan), ACS Government Systems Plan, ACS Shared Services Plan, Birch & Davis Associates, Inc. Money Purchase Pension Plan, and Birch & Davis Associates, Inc. 401(k) Plan. These plans were merged at various times during the year ended December 31, 2001.

During the current year, the assets of Consultec, Inc. Profit Sharing & 401(k) Plan; Computer Systems Development, Inc. Plan & Trust; Concera Corporation Tax Sheltered Retirement Plan; Unclaimed Property Recovery & Reporting, Inc. 401(k) Plan; and Outsourced Administrative Systems were merged into the Plan.

The Plan was amended during the current year to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code of 1986.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds held at Fidelity during 2002:

Separate Accounts

Fidelity BrokerageLink seeks to provide a broad range of investment products allowing the participant to manage their retirement savings more actively. The participant can invest in most listed stocks, options, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, and other securities.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Separate Accounts (Continued)

Fidelity Diversified International Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth by investing at least 65% of total assets in foreign securities.

Fidelity Equity-Income Fund is a growth and income mutual fund which seeks to provide a reasonable income by attempting to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index. At least 65% of total assets are invested in income-producing equity securities, mostly large-cap “value” stocks.

Fidelity Freedom Income Funds (General, 2000, 2010, 2020, 2030 and 2040) offer a blend of stocks, bonds, and short-term investments within a single fund. The general fund seeks high current income and capital appreciation while the target retirement dates seek to provide high total returns.

Fidelity Growth Company Fund is a growth mutual fund that seeks to provide capital appreciation by investing primarily in common stocks with above-average growth potential.

Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by normally investing at least 65% of total assets in low-priced common stocks of small and medium-sized companies.

Fidelity Retirement Money Market Portfolio is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. It invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

Fidelity Spartan U.S. Equity Index Fund is a growth and income mutual fund seeking to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States by investing at least 80% of assets in common stocks included in the S&P 500.

ACS Stock Fund is a fund that seeks to increase the value of investments over the long term by investing in the common stock of the employer by pooling employee’s money to buy shares of stock in the employer or its affiliates. Ownership is measured in units of the fund instead of shares of stock.

Brazos Real Estate Securities Fund is a growth and income mutual fund that seeks to provide exposure to the real estate market, with the flexibility and control offered by a portfolio of real estate securities. The fund’s assets are invested primarily in stocks of companies in the real estate industry, including real estate investment trusts.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Separate Accounts (Continued)

Davis New York Venture Fund, Inc. – Class A is a value mutual fund which seeks to increase the value of investments over the long term through capital growth by investing primarily in stocks of large U.S. companies with market capitalizations of at least $5 billion, with prospects for long-term sustainable growth.

Franklin Small-Mid Cap Growth Fund I – Class A is a growth mutual fund seeking to increase the value of investment over the long term through capital growth by normally investing at least 80% of its assets in the equity securities of U.S. small-capitalization companies and U.S. mid-capitalization companies.

INVESCO Dynamics Fund is a growth mutual fund that seeks to increase investment over the long term through capital growth by investing primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter market.

PIMCO High Yield Fund – Administrative Class Shares is an income mutual fund which seeks to provide a combination of high current income and capital growth by investing primarily in U.S. dollar-denominated bonds of domestic and foreign issuers rated below investment grade, but at least a B rating.

PIMCO Total Return Fund – Administrative Class Shares is an income mutual fund that seeks to provide a high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage, and foreign.

Vanguard Balanced Index Fund seeks to provide investment results that match the combined performance of the Wilshire 5000 Index and Lehman Brothers Aggregate Bond Index. The fund invests 60% of its assets in equity securities and 40% in debt securities.

Vanguard Global Equity Fund is a growth stock mutual fund that seeks to provide the potential for long-term growth of capital by investing in U.S. and foreign stocks that offer attractive prospects for total return.

Lockheed Martin Stock Fund is a unitized single security fund established to facilitate the rollover of employee accounts resulting from the acquisition of Lockheed Martin IMS Corporation from Lockheed Martin Corporation. This fund is closed to any new investment and once an employee sells all or a portion of their holdings they cannot reinvest in this fund.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Separate Accounts (Continued)

SCT Stock Fund is a unitized single security fund established to facilitate the rollover of employee accounts resulting from the acquisition of the Global Government Solutions divisions of Systems & Computer Technology Corporation. This fund is closed to any new investment and once an employee sells all or a portion of their holdings they cannot reinvest in this fund.

Salary Deferral

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. Part-time employees of the AFSA Data Corporation are eligible to make deferrals in the quarter following one year of service wherein the employee completed 1,000 hours of service. The Plan also allows for rollovers from other plans.

Participating employees may contribute up to the lesser of 18% of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary matching contribution each pay period to the plan based on a percentage of the participant’s compensation and company profitability as decided by the Company’s Board of Directors.

The Company made the following contributions for the associated companies during the year ended December 31, 2002:

Affiliated Computer Services, Inc./Micah Technologies Services, Inc./Computer Systems Development, Inc. Plan & Trust/ Unclaimed Property Recovery Reporting, Inc. - 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. - 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.) - 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

ACS Federal Healthcare, Inc.- 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.

ACS Government Systems, Inc., formerly SCT Government Systems, Inc. - 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Salary Deferral (Continued)

Roadways Division of Affiliated Computer Services, Inc. - 50% of employee contributions limited to 7% of compensation, determined on a payroll-by-payroll basis.

Concera Corporation - 100% of employee contributions limited to 4% of compensation, determined on a payroll-by-payroll basis.

ACS State & Local Solutions, Inc. - 50% of employee contributions limited to 8% of compensation, determined on a payroll-by-payroll basis. Orange County employees are not eligible to receive a matching contribution. In addition, employees hired on or after January 1, 2002 are not eligible to receive the matching contribution until they have attained one year of service.

ACS State Healthcare, LLC – effective on or after September 1, 2002 – 100% of the first 2% contributed by the employee then 25% of the next 4%.

AFSA Data Corporation – eligible in the quarter following the completion of one year of service – 50% of employee’s pretax contributions limited to 6% of employee’s compensation for the first four quarters of participation. 75% of pretax contributions limited to 6% of employee’s compensation for the fifth through eighth quarters; 100% of pretax contributions limited to 6% of employee’s compensation for the ninth and following quarters of participation. Matching contributions are made annually in the first calendar quarter of the next plan year. Employee must be actively employed on December 31 of the plan year to be eligible for the contribution.

Outsourced Administrative Systems – 50% of employee’s pretax contributions limited to 6% of the employee’s compensation, determined on a payroll-by-payroll basis. In addition, the employee must be employed on the last day of the year.

Company matching contributions are made to the ACS Stock Fund. Effective July 1, 2001, participants may exchange out of the ACS Stock Fund at any time with no restrictions.

Profit Sharing

The Company may make a profit sharing contribution on behalf of employees of AFSA Data Corporation; Affiliated Computer Services, Inc.; ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.); ACS Federal Healthcare, Inc., ACS Government Systems, Inc., formerly SCT Government Systems, Inc.; Micah Technologies Services, Inc.; Roadways Division of Affiliated Computer Services, Inc.; ACS State & Local Solutions, Inc. (SLS); and ACS State Healthcare, LLC.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Profit Sharing (Continued)

Employees of ACS State Healthcare, LLC are required to be 21 years of age and have completed 12 consecutive months of employment in order to be eligible for a profit sharing contribution. Employees hired on or after September 1, 2002 shall not be eligible to share in a profit sharing contribution.

Employees of ACS State & Local Solutions, Inc. hired on or after January 1, 2002 are not eligible to share in the profit sharing contribution until they have attained one year of service.

Employees generally must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to participate in the Plan. For the year ended December 31, 2002 the Company made the following profit sharing contributions on behalf of employees of:

ACS Outsourcing Solutions (Roadways)	3%
SLS (excluding Orange County, California)	5%
SLS (Orange County, California)	3%
ACS State Healthcare, LLC	8%

Allocation

Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions and allocated semimonthly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.

Company profit sharing contributions for Roadways and SLS are funded on a semimonthly basis and State Healthcare, LLC profit sharing contributions are funded annually. The contributions are allocated among participants in the same proportion that the entitled participant’s compensation for such Plan year bears to the total compensation of all entitled participants.

Vesting

Employee contributions are 100% vested. For vesting of employer contributions, an employee is credited with a year of service for each plan year in which the employee completes at least 1,000 hours of service.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Vesting (Continued)

Vesting of employer contributions occurs at the following rates for employees of Affiliated Computer Services, Inc.; ACS Business Process Solutions, Inc.; ACS Shared Services, Inc.; ACS Federal Healthcare, Inc.; Micah Technologies Services, Inc.; ACS State & Local Solutions, Inc.; Roadways Division of Affiliated Computer Services, Inc. (after January 1, 1999); ACS State Healthcare, LLC (for employees hired after September 1, 2002); Unclaimed Property Recovery & Reporting, Inc. (prior service credit recognized); Computer Systems Development, Inc. Plan & Trust; ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (effective January 1, 2002); and Outsourced Administrative Systems (effective January 1, 2003/prior service credit recognized):

Years of Vesting Service	Vested Interest

Less than two years	0%
Two to three years	50%
Three or more years	100%

Employees of ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. are 100% vested in the portion of the matching contributions existing prior to the merger with the ACS Savings Plan during 2001. Employees of Roadways Division of Affiliated Computer Services, Inc. are 100% vested in matching contributions made prior to January 1, 1999. Concera Corporation employees are 100% vested in their matching contributions existing prior to the merger in 2002.

Vesting of profit sharing contributions for employees of ACS State Healthcare, LLC are as follows:

Years of Vesting Service	Vested Interest

Less than four years	0%
Five years	100%

In addition, a participant shall become 100% vested upon reaching his or her normal retirement age of 55 years.

Vesting of employer contributions occurs at the following rates for employees of ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.):

Years of Vesting Service	Vested Interest

Less than two years	0%
Two to three years	20%
Three to four years	50%
Four to five years	75%
Five or more years	100%

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Vesting (Continued)

Vesting of employer contributions occurs at the following rates for employees of ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (prior to January 1, 2001); Roadways Division of Affiliated Computer Services, Inc. (prior to January 1, 1999); Outsourced Administrative Systems (prior to January 1, 2003); and AFSA Data Corporation (prior service credit recognized):

Years of Vesting Service	Vested Interest

Less than one year	0%
One to two years	20%
Two to three years	40%
Three to four years	60%
Four to five years	80%
Five or more years	100%

Participant Notes Receivable

Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their account balance. The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is a reasonable rate commensurate with current rates. As of December 31, 2002, interest rates on outstanding loan balances ranged from 4.75% to 12%. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

Termination

Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 1. Plan Description (Continued)

Forfeitures

Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2002, the Plan maintained a balance of $537,936 in forfeited nonvested accounts and utilized approximately $66,000 in forfeitures to offset employer contributions for employees of State Healthcare, LLC profit sharing contribution.

Note 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Fidelity Management Trust Company (Fidelity) holds the Plan’s investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Note 3. Income Tax Status

The Internal Revenue Service has determined by letter dated March 11, 1994, that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has since been amended and restated and received a new determination letter dated May 7, 2003. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 4. Investments

The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2002 :

Fidelity Growth Company Fund	$22,771,457
Fidelity Low-Priced Stock Fund	17,709,519
Fidelity Money Market Trust	60,754,695
Fidelity Spartan US Equity Index Fund	16,188,461
ACS Stock Fund	28,419,259
PIMCO Total Return Fund	11,621,545

Note 5. Related Party Transactions

The Plan invested in units of pooled separate accounts managed by a subsidiary of Fidelity, who acted as custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

Note 6. Plan Mergers

All assets of ACS Consultec, Inc. Profit Sharing & 401(k) Plan, previously held by General American, were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in March 2002. The funds transferred totaled approximately $30,860,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from February 2002 through December 31, 2002.

All assets of Computer Systems Development, Inc. Plan & Trust, previously held by Manufacturers Life Insurance Company, were transferred into the ACS Savings Plan and the plan, as it previously existed, was terminated in February 2002. The funds transferred totaled approximately $2,200,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from February 2002 through December 31, 2002.

All assets of Unclaimed Property Recovery & Reporting, Inc. 401(k) Plan were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in May 2002. The funds transferred totaled approximately $332,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from January 2002 through December 31, 2002.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002

Note 6. Plan Mergers (Continued)

All assets of Outsourced Administrative Systems were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged in October 2002. The funds transferred totaled approximately $1,300,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from October 2002 through December 31, 2002.

All assets of Concera Tax Sheltered Retirement Plan, previously held by Columbia Trust Company and United of Omaha Insurance Company, were transferred into the ACS Savings Plan and the plan, as it previously existed, was merged on December 31, 2002. The funds transferred totaled approximately $6,000,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes no activity for the employees of this company for the year ended December 31, 2002.

Some employees from The Lockheed Martin Corporation Salaried Savings Plan were allowed to rollover their accounts into the ACS Savings Plan from January 2002 through April 2002. The funds transferred totaled approximately $6,800,000 and were reinvested with Fidelity in similar investments. Participant loans were also transferred into the Plan. The Statement of Changes in Net Assets Available for Benefits includes the activity for the employees of this company from January 2002 through December 31, 2002.

Note 7. Subsequent Event

In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Savings Plan.

Note 8. Form 5500

The Form 5500 is not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

ACS SAVINGS PLAN
DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULES

ACS Savings Plan
Schedule H, line 4i - Schedule of Assets Held at December 31, 2002
EIN# 51-0310342
Plan Number: 333

	(b) Identity of
	issue, borrower,
	lessor, or similar	(c) Description of investment, including maturity date, rate of		(e) Current
(a)	party	interest, collateral, par, or maturity value	(d) Cost	Value

*	Fidelity	Interest Bearing Cash	$1,229,511	$1,229,511
*	Fidelity	Fidelity Money Mkt Trust: Retirement	60,754,695	60,754,695
*	Fidelity	Noninterest Bearing Cash	66,251	66,251
*	Fidelity	BrokerageLink Mutual Funds	44,967	39,934
*	Fidelity	PIMCO Total Return Fund-Admin Class	11,539,605	11,621,545
*	Fidelity	Franklin Small Cap Growth Fund I-Class A	5,112,678	4,191,360
*	Fidelity	INVESCO Dynamics Fund	2,351,639	1,740,021
*	Fidelity	Brazos Real Estate Securities Fund	2,251,797	2,036,048
*	Fidelity	PIMCO High Yield Fund-Admin Class	657,108	642,400
*	Fidelity	Davis NY Venture Fund	7,701,751	6,277,257
*	Fidelity	Vanguard Global Equity Fund	2,169,877	1,975,680
*	Fidelity	Vanguard Balanced Fund	4,362,421	4,105,443
*	Fidelity	Fidelity Equity-Income Fund	5,723,416	4,897,825
*	Fidelity	Fidelity Growth Company Fund	33,949,920	22,771,457
*	Fidelity	Fidelity Low-Priced Stock Fund	19,278,026	17,709,519
*	Fidelity	Fidelity Diversified Intn’l Fund	8,426,140	7,516,149
*	Fidelity	Fidelity Freedom Income Fund	756,275	747,707
*	Fidelity	Fidelity Freedom 2000 Fund	1,833,764	1,741,500
*	Fidelity	Fidelity Freedom 2010 Fund	4,065,076	3,755,291
*	Fidelity	Fidelity Freedom 2020 Fund	4,444,402	3,890,194
*	Fidelity	Fidelity Freedom 2030 Fund	2,983,421	2,554,310
*	Fidelity	Fidelity Spartan US Equity Index Fund	20,588,343	16,188,461
*	Fidelity	Fidelity Freedom 2040 Fund	1,044,255	874,084
*	Fidelity	Nonemployee Corporate Common Stock	101,334	63,546
*	Fidelity	ACS Stock Fund	19,455,351	28,419,259
*	Fidelity	Lockheed Martin Stock Fund	3,581,047	6,096,610
*	Fidelity	SCT Stock Fund	1,431,565	1,002,300
		Participant Loans at 4.75% to 12%	—	7,326,566

			$225,904,635	$220,234,923

*	Denotes a party-in-interest

ACS Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions for the Year ended December 31, 2002
EIN# 51-0310342
Plan Number: 333

(a)Identity of party involved	(b)Description of asset	(c)Purchase price	(d)Selling price	(g)Cost of Asset	(i)Net gain or (loss)
Fidelity	Fidelity Retirement Money Market	$7,992,252	$—	$—	$—
Fidelity	Fidelity Low Price Stock Fund	8,066,334	—	—	—
Fidelity	Spartan US Equity Index Fund	8,471,507	—	—	—
Fidelity	Fidelity Retirement Money Market	34,054,954	—	—	—
Fidelity	Fidelity Retirement Money Market	—	13,858,606	13,858,606	—

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of SalmonBeach & Associates PLLC